Exhibit (h)(2)(iii)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Notification of Undertaking to Reimburse

Selected Fund Expenses

NOTIFICATION made as of April 13, 2015 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO TRUST, a Massachusetts business trust (the “Trust”), on behalf of one of its series, GMO GAAR Implementation Fund (the “Fund”).

WHEREAS, the Advisor has organized the Fund to serve primarily as an investment vehicle for certain large institutional accounts; and

WHEREAS, the Advisor believes it would benefit from a high sales volume of shares of the Fund in that such a volume would maximize the Advisor’s fee as investment adviser to the Fund; and

WHEREAS, the Advisor has agreed to reimburse the Fund for selected Fund expenses so as to reduce or eliminate certain costs otherwise borne by shareholders of the Fund and to enhance the returns generated by shareholders of the Fund.

NOW, THEREFORE, the Advisor hereby notifies the Trust that the Advisor shall, as set forth below, pay a portion of the expenses of the Fund through June 30, 2016 (and any subsequent periods as may be designated by the Advisor by notice to the Trust).

Operating Expense Reimbursement

The Advisor will reimburse the Fund for its “Specified Operating Expenses” (as defined below).

Specified Operating Expenses

As used in this Notification, “Specified Operating Expenses” means: audit expenses, fund accounting expenses, pricing service expenses, expenses of non-investment related tax services, transfer agency expenses, expenses of non-investment related legal services provided to the Fund by or at the direction of the Advisor, federal securities law filing expenses, printing expenses, state and federal registration fees and non-emerging market custody expenses.

Miscellaneous

In providing this Notification, the Advisor understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of the Fund’s net asset value.

Please be advised that all previous notifications by the Advisor with respect to fee waivers and/or expense limitations regarding the Fund shall hereafter be null and void and of no further force and effect.

IN WITNESS WHEREOF, the Advisor has executed this Notification on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ J.B. Kittredge
Name: J.B. Kittredge
Title: General Counsel